                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company L.P.



                    Under the Securities Exchange Act of 1934

                              L. LURIA & SON, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    550484109
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                DECEMBER 24, 1996
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).




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CUSIP No.                         SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                      TWEEDY, BROWNE COMPANY L.P. ("TBC")

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                  00

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                      Delaware

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER TBC has sole voting power with
                               respect to 131,397 shares held in certain TBC
                               accounts (as hereinafter defined). Additionally,
                               certain of the general partners of TBC may be
Number of                      deemed to have sole power to vote certain shares
                               as more fully set forth herein.
  Shares
                       --------------------------------------------------------
Beneficially           (8)     SHARED VOTING POWER
                               0 shares
 Owned by
                       --------------------------------------------------------
   Each                (9)     SOLE DISPOSITIVE POWER 0 shares, except that
                               certain of the general partners of TBC may be
 Reporting                     deemed to have sole power to dispose of certain
                               shares as more fully set forth herein.
Person With
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               199,985 shares held in accounts of TBC (as hereinafter defined).

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          199,985 shares

          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

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 (13)     Percent of Class Represented by Amount in Row (11)

          3.67%

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 (14)     Type of Reporting Person*

          PN, BD & IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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PRELIMINARY NOTE

     The person filing this Amendment No. 3 is (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC dated October 21, 1994 (the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 3 relates to the Common Stock, $.01 par value (the "Common Stock"), of L. Luria & Son, Inc. (the "Company"), which, to the best knowledge of the person filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 5770 Miami Lakes, Miami, Florida 33014.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 3 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of its respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 6,210 shares of Common Stock in open market transactions, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 199,985 shares of Common Stock, which constitutes approximately 3.67% of the 5,451,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 199,985 shares, which constitutes approximately 3.67% of the 5,451,000 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC respectively, is 199,985 shares, which constitutes approximately 3.67% of the 5,451,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     TBC disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 199,985 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 131,397 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 131,397 shares of Common Stock held in certain TBC Accounts.


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
     (c) During the sixty-day period ended as of the date hereof, TBC has sold shares of Common Stock in open market transactions as follows:

                        NO OF SHARES          PRICE
TBC ACCOUNTS             SOLD                 PER SHARE

11/14/96                  3,200                 $3
11/21/96                  2,220                 $2 3/4
12/23/96                 98,000                 $2 1/2
12/24/96                  6,210                 $2 5/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) TBC ceased to be the beneficial owner of more than 5% of Common Stock on December 24, 1996.

                                    SIGNATURE

     Tweedy, Browne Company L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY L.P.

                                          By
                                            -----------------------
                                          Christopher H. Browne
                                          General Partner

Dated: December 30, 1996